SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

_______________________

LOGAN RIDGE FINANCE CORPORATION

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

541098109

(CUSIP Number of Class

of Securities)

_______________________

Charles L. Frischer

3156 East Laurelhurst Drive

Seattle, WA 98105

(917) 528-1465

______________________________________________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 16, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))	Page 1 of 5

CUSIP No. 541098109	13D	Page 2 of 5

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Charles Frischer I.R.S. I.D. No.
2	Check the Appropriate Box if a Member of a Group *		(a) ☐ (b) ☒
3	SEC Use Only
4	Sources of Funds * PF
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) of 2(f)		☐
6	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 247,973
	8	Shared Voting Power - 0 -
	9	Sole Dispositive Power 247,973
	10	Shared Dispositive Power - 0 -
11	Aggregate Amount Beneficially Owned by Each Reporting Person 247,973
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*		☐
13	Percent of Class Represented by Amount in Row (11) 9.3%
14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 541098109	13D	Page 3 of 5

This Amendment No. 3 to Schedule 13D (this “Amendment”) amends certain information contained in the Schedule 13D filed by Charles Frischer on December 2, 2022, as amended by Amendment No. 1 to the Schedule 13D filed by Charles Frischer on January 19, 2023, as amended by Amendment No. 2 to the Schedule 13D filed by Charles Frischer on June 7, 2023, with respect to his interests in the Common Stock, par value $0.01 per share (the “Shares”) of Logan Ridge Finance Corporation, a Maryland corporation (the “Issuer”) (the “13D”). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

Item 3. Source and Amount of Funds of Other Consideration.

Item 3 is amended by adding the following:

Charles Frischer purchased, directly and through his IRA, 39,885 Shares in the aggregate from October 22, 2024 through December 16, 2024, for an aggregate purchase price of $5,181,301. Mr. Frischer used his personal funds to acquire these Shares.

Item 5. Interest of Securities of the Issuer.

Item 5 is amended by adding the following:

(a) and (b) Beneficial ownership

As of the date of this Amendment No. 3 to Schedule 13D, Mr. Frischer directly or through his IRA owns 247,973 Shares representing approximately 9.3% of the total outstanding Shares. The percentages set forth above and on the cover pages hereto represent the percentage of the outstanding Shares based on a total of 2,666,453 Shares outstanding as of November 1, 2024, which amount is derived from amount reported in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2024.

(c)       Transactions during the past sixty days

Information with respect to the Reporting Person’s transactions effected during the past 60 days are set forth on Annex A hereto.

(d)       Right to receive dividends or proceeds

Not applicable.

(e)       Beneficial ownership of less than five percent

Not applicable.

CUSIP No. 541098109	13D	Page 4 of 5

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Pursuant to Rule 13d-1(k), this Schedule 13D is filed on behalf of the Reporting Person.

Dated as of:  December 17, 2024

/s/ Charles Frischer
Charles Frischer

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No. 541098109	13D	Page 5 of 5

ANNEX A

Schedule of Transactions in Common Shares of the Issuer

During the Past 60 Days

Date of Transaction	Quantity Purchased	Price per Share
12/16/2024	21,700	25.36
12/13/2024	9,120	25.36
12/12/2024	3,180	25.36
10/29/2024	4,739	24.31
10/22/2024	1,146	24.17

(1)	All purchases were effected through open market or privately negotiated transactions.